UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With copies to :

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 – 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
     This Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9” or “Statement”) relates to the unsolicited offer (the “Petro-Canada Offer”) by Nosara Holdings Ltd. (“Nosara Holdings”), a corporation organized and existing under the laws of the Province of Alberta, Canada, and a wholly-owned subsidiary of Petro-Canada (together with Nosara Holdings, the “Offeror”), to purchase all of the issued and outstanding common shares (the “Common Shares”) of Canada Southern Petroleum Ltd., a corporation organized and existing under the laws of the Province of Alberta (“Canada Southern” or the “Corporation”), at a price of U.S. $7.50 in cash per Common Share. In connection with the Petro-Canada Offer, the Board of Directors of the Corporation has prepared a Directors’ Circular (the “Directors’ Circular”) under the applicable provisions of the Canadian securities laws, which will be mailed to the Corporation’s shareholders as part of the Schedule 14D-9. The Directors’ Circular is filed as Exhibit (a)(1) to this Statement and is hereby incorporated herein by reference in its entirety, and as more particularly set forth below.
Item 1. Subject Company Information
     Name and address. The name of the subject company to which this Statement relates is Canada Southern Petroleum Ltd. The Corporation’s principal executive offices are located at Suite 250, 706 — 7th Avenue S.W., Calgary, Alberta, Canada T2P 0Z1. The telephone number at such location is (403) 269-7741.
     Securities. The class of equity securities to which this Statement relates is the Common Shares of Canada Southern and the associated Rights to purchase Common Shares issued pursuant to the Shareholder Rights Plan Agreement, dated May 24, 2006, by and between Canada Southern and American Stock Transfer & Trust Company, as rights agent (the “Rights Agreement”). As of May 24, 2006, there were 14,496,165 Common Shares outstanding.
Item 2. Identity and Background of Filing Person.
     Name and address. Canada Southern, the subject company, is the person filing this Statement. Its business address and telephone number are set forth in Item 1 above. The Corporation maintains a website at www.cansopet.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.
     Tender Offer. This Statement relates to the Petro-Canada Offer. The Petro-Canada Offer is described in a Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by the Offeror with the United States Securities and Exchange Commission (the “Commission”) on May 15, 2006. The Schedule TO states that the Petro-Canada Offer is subject to the terms and conditions set forth in the Offer to Purchase and Circular, dated May 15, 2006 (the “Offer and Circular”), and the related Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, copies of which were filed as exhibits to the Schedule TO.
     The Schedule TO states that the principal executive offices of the Offeror are located at 150 — 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3. The telephone number at such location is (403) 296-8000. All information set forth in this Statement or incorporated by reference into this Statement about the Offeror and its affiliates was obtained from reports or statements made by the Offeror and filed with the Commission, including but not limited to the Schedule TO, and Canada Southern has not verified the accuracy or completeness of any of them.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Conflicts of Interest. The information set forth in the Directors’ Circular under the headings “Ownership of Securities of Canada Southern,” “Arrangements Between Canada Southern and its Directors and Senior Officers,” “Arrangements Between Petro-Canada or the Offeror and the Directors and Senior Officers of Canada Southern,” “Ownership of Securities of Petro-Canada and the Offeror” and “Interests in Material Contracts of Petro-Canada and the Offeror” is incorporated herein by reference. In addition, the information set forth in sections entitled “Executive Compensation,” “Indebtedness of Directors and Executive Officers,” “Statement of Corporate Governance Practices” and “Schedule B — Stock Option Plans” of Canada Southern’s Information Circular, dated April 21, 2006, which was sent to the shareholders of Canada Southern in connection with the June 8, 2006 Annual General and Special Meeting of Shareholders, is attached hereto as Exhibit (e)(1) and is incorporated herein by reference. Further, the information set forth in the Form of Retention Bonus Agreement for Senior Officers and Key Employees of Canada Southern and related Release attached thereto as Exhibit A is attached hereto as Exhibit (e)(2) and is incorporated herein by reference.
Item 4. The Solicitation or Recommendation.
     Solicitation or Recommendation. The information set forth in the Directors’ Circular under the headings “Questions and Answers about the Inadequate Petro-Canada Offer — Should I accept or reject the Petro-Canada Offer?,” “Summary — Unanimous Recommendation of the Board of Directors” and “Unanimous Recommendation of the Board” is incorporated herein by reference.
     Reasons. The information set forth in the Directors’ Circular under the headings “Questions and Answers About the Inadequate Petro-Canada Offer — Why does the Board believe that the Petro-Canada Offer should be rejected?,” “Summary — Reasons for Rejection,” “Analysis and Reasons for the Board’s Conclusion and Recommendation,” “Opinion of Canada Southern’s Financial Advisor” and “Schedule B — Opinion of CIBC World Markets Inc.” is incorporated herein by reference.
     Intent to Tender. The information set forth in the Directors’ Circular under the headings “Summary — Intention of Directors and Senior Officers” and “Intentions of Directors and Senior Officers and their Associates” is incorporated herein by reference.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     Solicitations or Recommendations. The information set forth in the Directors’ Circular under the heading “Persons Retained by Canada Southern in Connection with the Offer” is incorporated herein by reference.
Item 6. Interest in Securities of the Subject Company.
     Securities Transactions. The information set forth in the Directors’ Circular in the fourth paragraph under the heading “Directors’ Circular” and the information set forth in the Directors’ Circular under the headings “Trading in Securities of Canada Southern” and “Issuances of Securities of Canada Southern to its Directors and Senior Officers” is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.
     Subject Company Negotiations. The information set forth in the Directors’ Circular under the headings “Questions and Answers About the Inadequate Petro-Canada Offer — What is the Board doing in response to the Petro-Canada Offer?,” “Summary — Competing Bids,” “Analysis and Reasons for the Board’s Conclusions and Recommendation — 5. Canada Southern’s financial advisor, CIBC World Markets, is actively soliciting competing bids from third parties which may be willing to pay a greater value for Canada Southern and its Arctic Islands assets” and “Background to the Petro-Canada Offer and Response of Canada Southern” is incorporated herein by reference.
Item 8. Additional Information.
     Other Material Information. The information set forth in the Directors’ Circular under the headings “Material Changes,” “Other Matters,” “Statutory Rights” and “Other Information” is incorporated herein by reference.
Item 9. Exhibits.

(a)(1)	Directors’ Circular, dated May 25, 2006.

(a)(2)	Press Release, dated May 25, 2006.

(a)(3)	Press Release, dated May 11, 2006 (previously filed with the Commission electronically on EDGAR under cover of Schedule 14D-9 on May 11, 2006 and hereby incorporated herein by this reference).

(a)(4)	Press Release, dated May 15, 2006 (previously filed with the Commission electronically on EDGAR under cover of Form 6-K on May 15, 2006 and hereby incorporated herein by this reference).

(a)(5)	Letter to Shareholders, dated May 16, 2006 (previously filed with the Commission electronically on EDGAR under cover of Form 6-K on May 16, 2006 and hereby incorporated herein by this reference).

(e)(1)	Excerpts from Canada Southern’s Information Circular, dated April 21, 2006, relating to the June 8, 2006 Annual General and Special Meeting of Shareholders of the Corporation.

(e)(2)	Form of Retention Bonus Agreement for Senior Officers and Key Employees of Canada Southern.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2006	CANADA SOUTHERN PETROLEUM LTD.
	By:	/s/ John W.A. McDonald
		Name:	John W.A. McDonald
		Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Directors’ Circular, dated May 25, 2006.

(a)(2)	Press Release, dated May 25, 2006.

(a)(3)	Press Release, dated May 11, 2006 (previously filed with the Commission electronically on EDGAR under cover of Schedule 14D-9 on May 11, 2006 and hereby incorporated herein by this reference).

(a)(4)	Press Release, dated May 15, 2006 (previously filed with the Commission electronically on EDGAR under cover of Form 6-K on May 15, 2006 and hereby incorporated herein by this reference).

(a)(5)	Letter to Shareholders, dated May 16, 2006 (previously filed with the Commission electronically on EDGAR under cover of Form 6-K on May 16, 2006 and hereby incorporated herein by this reference).

(e)(1)	Excerpts from Canada Southern’s Information Circular, dated April 21, 2006, relating to the June 8, 2006 Annual General and Special Meeting of Shareholders of the Corporation.

(e)(2)	Form of Retention Bonus Agreement for Senior Officers and Key Employees of Canada Southern.